AQUABOUNTY TECHNOLOGIES, INC.

October 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	AquaBounty Technologies, Inc./Application for Withdrawal on Form RW
for Registration Statement on Form 10

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AquaBounty Technologies, Inc. (the “Company”), hereby requests that the Company’s Registration Statement on Form 10 initially filed with the Securities and Exchange Commission (“SEC”) on April 25, 2014, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement has not been declared effective by the SEC.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, the Company requests that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Brad Brasser of Jones Day, via email at bcbrasser@jonesday.com or via facsimile at (312) 782-8585. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Brad Brasser of Jones Day at (312) 269-4252. Thank you for your assistance.

Very truly yours,

AquaBounty Technologies, Inc.

By:	/s/ David Frank
David Frank
Chief Financial Officer